SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: December 21, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Sixth through Twelfth Supplemental Indentures; Second Supplemental Agreement to Facility

On December 24, 2007, in connection with transactions undertaken by Navios, Navios entered into a Second Supplemental Agreement with its lenders under its Facility Agreement dated February 1, 2007, to provide for the release and discharge of some of the security provided to such lenders under such facility. The Second Supplement Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Dated as of their respective dates, Navios entered into each of a Sixth, Seventh, Eighth, Ninth, Tenth, Eleventh and Twelfth Supplemental Indenture in order to add the entity identified in the respective supplemental indenture as a guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9½% Senior Notes due 2014. A copy of each of the Sixth Supplemental Indenture, Seventh Supplemental Indenture, Eighth Supplemental Indenture, Ninth Supplemental Indenture, Tenth Supplemental Indenture, Eleventh Supplemental Indenture and Twelfth Supplemental Indenture is furnished as Exhibit 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8, respectively, to this Report and is incorporated herein by reference.

The information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on form S-8, File No. 333-147186.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: March 12, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Second Supplemental Agreement dated December 24, 2007
10.2	Sixth Supplemental Indenture dated December 21, 2007
10.3	Seventh Supplemental Indenture dated December 21, 2007
10.4	Eighth Supplemental Indenture dated December 21, 2007
10.5	Ninth Supplemental Indenture dated December 21, 2007
10.6	Tenth Supplemental Indenture dated December 21, 2007
10.7	Eleventh Supplemental Indenture dated December 21, 2007
10.8	Twelfth Supplemental Indenture dated January 7, 2008